UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.

(Name of Applicant)

Two Paragon Drive

Montvale, New Jersey 07645

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE

INDENTURE TO BE QUALIFIED

Title of Class	Amount
Floating Rate Second Lien Notes due 2017	Up to $72,000,000

Approximate date of proposed public offering:

On, or as soon as practicable following the Effective Date under the Joint Plan of Reorganization of The Great

Atlantic & Pacific Tea Company, Inc. and its Debtor Affiliates under Chapter 11 of the Bankruptcy Code

Christopher W. McGarry

Senior Vice President, General Counsel & Secretary

The Great Atlantic & Pacific Tea Company, Inc.

Two Paragon Drive

Montvale, New Jersey 07645

(Name and Address of Agent for Service)

Copies to:

Christian O. Nagler

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4660

The obligor hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

i

EXPLANATORY NOTE

As described more fully in the Disclosure Statement for the Debtors’ Joint Plan of Reorganization Pursuant to Chapter 11 of the United States Bankruptcy Code (as amended or supplemented, the “Disclosure Statement”) and an accompanying Debtors’ Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code (as amended or supplemented, the “Plan”), copies of which are included as Exhibits T3E-1 and T3E-2, respectively, to this application, the Investors (as defined in the Plan) may elect to have a new holding company formed pursuant to the Securities Purchase Agreements (as defined in the Plan). If this should occur, the Floating Rate Second Lien Notes due 2017 (the “Replacement Notes”) which will be issued pursuant to the indenture to be qualified under this Form T-3 (the “Indenture”) may be issued by the new holding company. The new holding company is expected to be the direct parent of The Great Atlantic & Pacific Tea Company, Inc. (the “Company”). Should the Investors elect to form the new holding company, this application will be amended to reflect the issuance of the Replacement Notes by such new holding company and the guarantee by the Company of the issuer’s obligations under the Replacement Notes. Capitalized terms used herein and which are not otherwise defined herein shall have the meaning ascribed to them in the Plan.

GENERAL

1.	General Information.

The Company is a corporation organized under the laws of the State of Maryland. The guarantors identified below (the “Guarantors” and, together with the Company, the “Applicants”) have the following forms of organization and jurisdictions of formation.

Guarantor	Form	Jurisdiction
2008 Broadway, Inc.	Corporation	New York
AAL Realty Corporation	Corporation	New York
Adbrett Corporation	Corporation	Delaware
Amsterdam Trucking Corporation	Corporation	New York
APW Supermarket Corporation	Corporation	Delaware
APW Supermarkets, Inc.	Corporation	New York
Bergen Street Pathmark, Inc.	Corporation	New Jersey
Best Cellars DC Inc.	Corporation	District of Columbia
Best Cellars Inc.	Corporation	New York
Best Cellars Licensing Corp.	Corporation	New York
Best Cellars Massachusetts, Inc.	Corporation	Massachusetts
Best Cellars Va Inc.	Corporation	Virginia
Bev, Ltd.	Corporation	Delaware
Borman’s, Inc.	Corporation	Delaware
Bridge Stuart, Inc.	Corporation	New York
Clay-Park Realty Co., Inc.	Corporation	New York
Compass Foods, Inc.	Corporation	Delaware
East Brunswick Stuart LLC	Limited Liability Company	Delaware
Farmer Jack’s Of Ohio, Inc.	Corporation	Ohio
Food Basics, Inc.	Corporation	Delaware
Gramatan Foodtown Corp.	Corporation	New York
Grape Finds Licensing Corp.	Corporation	New York

Greenlawn Land Development Corp.	Corporation	New York
Hopelawn Property I, Inc.	Corporation	Delaware
Kohl’s Food Stores, Inc.	Corporation	Wisconsin
Kwik Save Inc.	Corporation	Pennsylvania
Lancaster Pike Stuart, LLC	Limited Liability Company	Delaware
LBRO Realty, Inc.	Corporation	New York
Lo-Lo Discount Stores, Inc.	Corporation	Texas
MacDade Boulevard Stuart, LLC	Limited Liability Company	Delaware
Mclean Avenue Plaza Corp.	Corporation	New York
Milik Service Company, LLC	Limited Liability Company	Virginia
Montvale Holdings, Inc.	Corporation	New Jersey
North Jersey Properties, Inc. VI	Corporation	Delaware
Onpoint, Inc.	Corporation	Delaware
Pathmark Stores, Inc.	Corporation	Delaware
Plainbridge, LLC	Limited Liability Company	Delaware
S E G Stores, Inc.	Corporation	Delaware
Shopwell, Inc.	Corporation	Delaware
Spring Lane Produce Corp.	Corporation	New York
Super Fresh Food Markets, Inc.	Corporation	Delaware
Super Fresh/Sav-A-Center, Inc.	Corporation	Delaware
Super Market Service Corp.	Corporation	Pennsylvania
Super Plus Food Warehouse, Inc.	Corporation	Delaware
Supermarkets Oil Company, Inc.	Corporation	New Jersey
The Old Wine Emporium of Westport, Inc.	Corporation	Connecticut
The South Dakota Great Atlantic & Pacific Tea Company, Inc.	Corporation	South Dakota
Tradewell Foods of Conn., Inc.	Corporation	Connecticut
Upper Darby Stuart, LLC	Limited Liability Company	Delaware
Waldbaum, Inc.	Corporation	New York

2.	Securities Act Exemption Applicable.

The Company intends to offer, under the terms and subject to the conditions set forth in the Plan and its related Disclosure Statement, copies of which are included as Exhibits T3E-1 and T3E-2, respectively, to this application, the Replacement Notes.

As set forth more fully in the Plan and Disclosure Statement, the Replacement Notes will be issued only if the class of Second Lien Note Claims does not vote to accept the Plan and only to those holders of Second Lien Note Claims that actually elect to receive Replacement Notes in lieu of a cash payment on account of their allowed Second Lien Note Claims (each, an “Electing Holder”). See “Article III.C.1— “Treatment of Classes of Claims and Interests - Class A Second Lien Note Claims”) of the Plan. If the class of Second Lien Note Claims does not vote to accept the Plan, the Replacement Notes will be issued in an aggregate amount equal to the allowed amount of Second Lien Note Claims held by Electing Holders on account of their allowed Second Lien Note Claims and transferred to such Electing Holders. Pursuant to that certain Plan Support Agreement, as among the Debtors and certain claimholders, dated as of December 12, 2011, holders of approximately 79% in aggregate principal value of Second Lien Note Claims, or approximately $204 million of the $260 million in aggregate principal value of Second Lien Note Claims, have agreed to elect to receive cash on account of their Second Lien Note Claims pursuant to the Plan. The Company therefore anticipates that if the Replacement Notes are issued, they will be issued with respect to allowed claims held by holders of no more than $56 million in aggregate principal face value of Second Lien Notes if the class of Second Lien Note Claims does not vote to accept the Plan. The allowed claims of such holders will be determined by the Bankruptcy Court, however the Company expects that the amount of such allowed claims will not exceed $72.0 million. The Company intends to make the terms of the Replacement Notes available by causing such terms to be filed with the Bankruptcy Court and distributed to offerees during the week of January 17, 2012.

The Replacement Notes will be issued pursuant to an indenture to be qualified under this Form T-3 (the “Indenture”), a draft copy of which is included as Exhibit T3C to this application. See “Article IV — Provisions for Implementation of the Plan” in the Plan.

Generally, Section 1145(a)(1) of the United States Bankruptcy Code (the “Bankruptcy Code”) exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act of 1933 (the “Securities Act”) and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Applicant believes that the offer of the Replacement Notes under the solicitation of acceptances for the Plan and the exchange of Replacement Notes for allowed Second Lien Note Claims held by Electing Holders, together with certain other consideration, under the Plan will satisfy the requirements of Section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements referred to above. To the extent that the solicitation of acceptances of the Plan constitutes an offer of new securities not exempt from registration under Section 1145(a)(1), the Company will also rely on Section 4(2) of the Securities Act and, to the extent applicable, Regulation D promulgated thereunder. See “Article IV — Registration Exemptions” of the Plan.

AFFILIATIONS

3.	Affiliates.

The following diagram indicates the relationship of each Applicant to each of their respective affiliates. Connecting lines indicate 100% ownership of voting securities, unless otherwise stated.

The Company expects all of these entities to exist upon consummation of the Plan, in the ownership structure shown above. Additional entities may be formed in connection with the consummation of the Plan or thereafter.

Certain persons may be deemed to be “affiliates” of the Applicants commencing on the Effective Date by virtue of their anticipated holdings of voting securities of the Company following the Effective Date. See Item 5, “Principal Owners of Voting Securities.” In addition, certain directors and executive officers of the Company may be deemed to be “affiliates” of the Company by virtue of their positions with the Company. See Item 4, “Directors and Executive Officers.”

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

(a) The Company.

The names of all directors and executive officers of the Company as of the date of this Application are set forth below. The mailing address and telephone number of each director and executive officer is c/o The Great Atlantic & Pacific Tea Company, Two Paragon Drive, Montvale, New Jersey 07645.

Name	Position
Samuel Martin, III	President and Chief Executive Officer

Frederic Brace	Executive Vice President, Chief Administrative Officer, Chief Financial Officer and Chief Restructuring Officer

Paul Hertz	Executive Vice President of Operations

Thomas O’Boyle	Executive Vice President of Merchandising, Marketing and Supply/Logistics

Christopher W. McGarry	Senior Vice President, General Counsel and Corporate Secretary

Carter Knox	Senior Vice President, Human Resources and Communications

Melissa E. Sungela	Senior Vice President and Corporate Controller

Christian W.E. Haub	Chairman and Director

John Barline	Director

Thomas Casey	Director

Andreas Guldin	Director

Edward Lewis	Director

Dan Kourkoumelis	Director

Gregory Mays	Director

Gregory Rayburn	Director

Maureen Tart-Bezer	Director

Terrence Wallock	Director

On the Effective Date, in accordance with the Plan, new directors will be appointed and the current directors will no longer serve in that capacity.

(b) The Guarantors.

The names and positions of all directors and executive officers of each of the Guarantors as of the date of this Application are set forth below. The mailing address and telephone number of each director and executive officer is c/o The Great Atlantic & Pacific Tea Company, Two Paragon Drive, Montvale, New Jersey 07645.

	Frederic Brace	Christopher McGarry	Joan Roensch	James Lukowski	Melissa Sungela	Barbara Bailey	Richard Ford
2008 Broadway, Inc.	P(1), T(2), D(3)	VP(4), S(5), D	AS(6)

AAL Realty Corporation	P, T, D	VP, S, D

Adbrett Corporation	P, T, D	VP, S, D

Amsterdam Trucking Corporation	P, T, D	VP, S, D		VP

APW Supermarket Corporation	P, T, D	VP, S, D

APW Supermarkets, Inc.	C(7), T, D	VP, S, D

Bergen Street Pathmark, Inc.	P, T, D	VP, S, D

Best Cellars DC Inc.	D	P, T, D			S

Best Cellars Inc.	D	P, T, D			S

Best Cellars Licensing Corp.	D	P, T, D			S

Best Cellars Massachusetts, Inc.	D	P, T, D			S

Best Cellars VA Inc.	D	P, T, D			S

BEV, Ltd.	P, T, D	VP, S, D		VP

Borman’s, Inc.	P, T, D	VP, S, D

Bridge Stuart, Inc.	P, T, D	VP, S, D

Clay-Park Realty Co., Inc.	P, T, D	VP, S, D		VP

Compass Foods, Inc.	P, T, D	VP, S, D	AS

East Brunswick Stuart LLC	VP, T, D	P, S, D	AS

Farmer Jack’s of Ohio, Inc.	P, T, D	VP, S, D		VP

Food Basics, Inc.	P, T, D	VP, S, D

Gramatan Foodtown Corp.	P, T, D	VP, S, D		VP

Grape Finds Licensing Corp.	D	P, T, D			S

Greenlawn Land Development Corp.	P, T, D	VP, S, D		VP

Hopelawn Property I, Inc.	EVP(8), T, D	VP, S, D

Kohl’s Food Stores, Inc.	P, T, D	VP, S, D

Kwik Save Inc.	P, T, D	VP, S, D

Lancaster Pike Stuart, LLC	VP, T, D	P, S, D	AS

LBRO Realty, Inc.	P, T, D	VP, S, D		VP

Lo-Lo Discount Stores, Inc.		VP, T, D				AS, D	P, D

Mac Dade Boulevard Stuart, LLC	VP, T, D	P, S, D	AS

McLean Avenue Plaza Corp.	P, T, D	VP, S, D		VP

Milik Service Company, LLC	VP, T, D	P, S, D	AS

	Frederic Brace	Christopher McGarry	Joan Roensch	James Lukowski	Melissa Sungela	Barbara Bailey	Richard Ford
Montvale Holdings, Inc.	P, T, D	VP, S, D	AS

North Jersey Properties, Inc. VI	D	P, T, D	S

Onpoint, Inc.	D	P, T, D	S

Pathmark Stores, Inc.	P, D	VP, S, D	AS

Plainbridge, LLC	VP, T, D	P, S, D	AS

SEG Stores, Inc.	P, T, D	VP, S, D		VP

Shopwell, Inc.	P, T, D	VP, S, D	AS

Spring Lane Produce Corp.	P, T, D	VP, S, D		VP

Super Fresh Food Markets, Inc.	P, T, D	VP, S, D	AS

Super Fresh/Sav-A-Center, Inc.	P, T, D	VP, S, D	AS

Super Market Service Corp	P, T, D	VP, S, D	AS

Super Plus Food Warehouse, Inc.	P, T, D	VP, S, D	AS

Supermarkets Oil Company, Inc.	P, T, D	VP, S, D

The Old Wine Emporium of Westport, Inc.	P, D	S, D

The South Dakota Great Atlantic & Pacific Tea Company, Inc.	P, T, D	VP, S, D	AS

Tradewell Foods of Conn., Inc.	P, T, D	VP, S, D

Upper Darby Stuart, LLC	VP, T, D	P, T, D	AS

Waldbaum, Inc.	P, T, D	VP, S, D

(1)	President
(2)	Treasurer
(3)	Director or Manager, as applicable
(4)	Vice President
(5)	Secretary
(6)	Assistant Secretary
(7)	Chairman
(8)	Executive Vice President

5.	Principal Owners of Voting Securities.

Presented below is certain information regarding each person known to the Company to own 10% or more of any of the voting securities of the Company as of the date of this Application:

Name and Address of Beneficial Owner	Title of Class	Number of Shares Owned(1)	% of All Voting Securities
Christian W. E. Haub (2) 67 Mason Street Greenwich, CT 06830	Common Stock	24,390,777	45%
	Series A-T Preferred Stock	60,000	100%
Erivan Karl Haub (2) Wissollstrasse 5-43 45478 Mülheim an der Ruhr, Germany	Common Stock	24,110,864	44%
	Series A-T Preferred Stock	60,000	100%
Karl-Erivan Warder Haub (2) Wissollstrasse 5-43 45478 Mülheim an der Ruhr, Germany	Common Stock	23,798,764	44%
	Series A-T Preferred Stock	60,000	100%
Tengelmann Warenhandelsgesell schaft KG (2) Wissollstrasse 5-43 45478 Mülheim an der Ruhr, Germany	Common Stock	23,785,764	44%
	Series A-T Preferred Stock	60,000	100%
The Yucaipa Companies LLC (3) 9130 W. Sunset Boulevard Los Angeles, CA 90069	Common Stock	2,592,610	5%
	Series A-Y Preferred Stock	115,000	100%

(1)

For purposes of this table, a person or a group of persons is deemed to have “beneficial ownership” of any shares which such person has the right to acquire as of the date of this Application. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any shares which such person or persons has the right to acquire within 60 days after such date are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2)

The Company obtained the information regarding Tengelmann Warenhandelsgesellschaft KG (“Tengelmann”), Tengelmann Verwaltungsund Beteiligungs GmbH (“TVB”), Emil Capital Partners, LLC (“ECP”), Erivan Karl Haub (“Erivan”), Karl-Erivan Warder Haub (“Karl-Erivan”) and Christian W. E. Haub (“Christian”) from such persons, and from a Schedule 13D filed with the SEC on February 4, 2011. Tengelmann is engaged in general retail marketing. It owns, operates and has investments in, through affiliated companies and subsidiaries, several chains of stores, which principally sell grocery and department store items throughout the Federal Republic of Germany, other European countries and the United States. The general partners of Tengelmann are, TVB and two of Erivan’s sons, Karl-Erivan and Christian. Georg Haub is Erivan’s third son and is a Managing Director of a company affiliated with Tengelmann and a citizen of the United States and the Federal Republic of Germany whose business address is Wissollstrasse 5-43, 45478 Muelheim an der Ruhr, Federal Republic of Germany. TVB is the sole managing partner of Tengelmann. By virtue of the articles of association of Tengelmann, TVB has the exclusive right to direct Tengelmann and is solely responsible for its conduct. TVB, whose only stockholders are Erivan Karl Haub and his three sons, is not an operating company. Karl-Erivan and Christian are the only Managing Directors of TVB and by virtue of this office are co-CEOs of Tengelmann. On August 9, 2009, Tengelmann acquired 60,000 shares of Series A-T Preferred Stock.

(3)

This information has been obtained from a Schedule 13D/A filed with the SEC on December 15, 2010, filed jointly by (i) Ronald W. Burkle, (ii) Yucaipa Corporate Initiatives Fund I, LLC, a Delaware limited liability company (“YCI LLC”), (iii) Yucaipa Corporate Initiatives Fund I, LP, a Delaware limited partnership (“YCI”), (iv) Yucaipa American Management, LLC, a Delaware limited liability company (“Yucaipa American”), (v) Yucaipa American Funds, LLC, a Delaware limited liability company (“Yucaipa American Funds”), (vi) Yucaipa American Alliance Fund I, LLC, a Delaware limited liability company (“YAAF LLC”), (vii) Yucaipa American Alliance Fund I, LP, a Delaware limited partnership (“YAAF”), (viii) Yucaipa American Alliance (Parallel) Fund I, LP, a Delaware limited partnership, (ix) Yucaipa American Alliance Fund II, LLC, a Delaware limited liability company (“YAAF II LLC”), (x) Yucaipa American Alliance Fund II, LP, a Delaware limited partnership (“YAAF II”), (xi) Yucaipa American Alliance (Parallel) Fund II, LP, a Delaware limited partnership (“YAAF II Parallel”). Mr. Burkle is the managing member of YCI LLC, which is the general partner of YCI. Mr. Burkle is the managing member of Yucaipa American, which is the managing member of Yucaipa American Funds, which is the managing member of YAAF LLC, which, in turn, is the general partner of YAAF. Yucaipa American Funds is also the managing member YAAF II LLC, which, in turn, is the general partner of YAAF II and YAAF II Parallel.

The ownership of voting securities of each of the Guarantors is set forth in Item 3.

If the Plan is consummated, all of the currently outstanding securities of the Company will be cancelled as of the Effective Date. Immediately following the Effective Date, it is expected that funds managed or advised by the following parties will own 10% or more of the authorized and outstanding voting securities of the reorganized Company, as provided in the Plan:

Goldman Sachs Asset Management, L.P. (1)

Mount Kellett Capital Management LP (2)

The Yucaipa Companies LLC (3)

(1)	The address of Goldman Sachs Asset Management, L.P. is: c/o Liberty Harbor, 1 American Lane, Greenwich, CT 06831, Attention: Thomas Secor.
(2)	The address of Mount Kellett Capital Management LP is: c/o Mt. Kellett Capital Management, 623 Fifth Avenue, 18th Floor, New York, New York 10022, Attention: Andrew Axelrod.
(3)	The address of The Yucaipa Companies LLC is: c/o The Yucaipa Companies LLC, 9130 W. Sunset Boulevard Los Angeles, California 90069 Attention: Robert Bermingham.

The principal owners of the voting securities of each of the Guarantors are expected to remain the same if the Plan is consummated.

UNDERWRITERS

6.	Underwriters.

(a) No person has acted as an underwriter of any securities of the Company within three years prior to the date of filing this Application for Qualification.

(b) No person is acting as a principal underwriter of the Replacement Notes proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

7.	Capitalization.

(a) The following table sets forth information with respect to each authorized class of securities of the Applicants as of January 1, 2012:

(i)	Equity Securities of the Company

Title of Class	Number of Shares Authorized	Number of Shares Outstanding
Common Stock	260,000,000	53,852,470
Preferred Stock	3,000,000	Series A-T: 60,000
		Series A-Y: 115,000

It is anticipated that the capitalization for the Company will be as follows as of the Effective Date:

Title of Class	Amount Authorized	Amount Outstanding
New Common Stock	8,000,000	800,000
New Preferred Stock	50,000	0
Convertible Third Lien Notes due 2018 (with voting rights)	$550,000,000	$250,000,000

(ii)	Equity Securities of the Guarantors

Guarantor	Title of Class	Number of Shares Authorized	Number of Shares Outstanding
2008 Broadway, Inc.	Common stock	1,000	1,000
AAL Realty Corporation	Common stock	1,000	100
Adbrett Corporation	Common stock	1,000	1000
Amsterdam Trucking Corporation	Common stock	200	200
APW Supermarket Corporation	Class A Common Stock, Class B Common Stock	Class A Common Stock: 100,000 Class B Common Stock: 100,000	18,715.43 Class B Common Stock
APW Supermarkets, Inc.	Common stock	1,000	1,000
Bergen Street Pathmark, Inc.	Common stock	90	90
Best Cellars DC Inc.	Common stock	1,000	1,000
Best Cellars Inc.	Common stock; Preferred stock	Common stock: 15,000,000 Preferred Stock: 3,300,000	100 Common Stock
Best Cellars Licensing Corp.	Common stock	100	100
Best Cellars Massachusetts, Inc.	Common stock	12,500	12,500
Best Cellars Va Inc.	Common stock	1,000	100
Bev, Ltd.	Common stock	5,000	5,000

Borman’s, Inc.	Common stock	1,000	1,000
Bridge Stuart, Inc.	Common stock	200	100
Clay-Park Realty Co., Inc.	Common stock	200	100
Compass Foods, Inc.	Common stock	100	10
East Brunswick Stuart LLC	Common Units	100	100
Farmer Jack’s Of Ohio, Inc.	Common stock	500	0
Food Basics, Inc.	Common stock	100	100
Gramatan Foodtown Corp.	Common stock	200	200
Grape Finds Licensing Corp.	Common stock	100	100
Greenlawn Land Development Corp.	Common stock	20,000	1
Hopelawn Property I, Inc.	Common stock	1,000	1,000
Kohl’s Food Stores, Inc.	Common stock	60,000	56,000
Kwik Save Inc.	Common stock	1,000	1000
Lancaster Pike Stuart, LLC	Common Units	100	100
LBRO Realty, Inc.	Common stock	200	200
Lo-Lo Discount Stores, Inc.	Common stock	10,000	1,000
MacDade Boulevard Stuart, LLC	Common Units	100	100
Mclean Avenue Plaza Corp.	Common stock	200	200
Milik Service Company, LLC	Membership Interest	100	100
Montvale Holdings, Inc.	Common stock	1,000	1000
North Jersey Properties, Inc. VI	Common stock	1,000	1,000
Onpoint, Inc.	Common stock	1,000	1,00
Pathmark Stores, Inc.	Common stock; Preferred stock	Common stock: 2,500 Preferred stock: 500	2,500 Common Stock
Plainbridge, LLC	Membership Interest	100	100
S E G Stores, Inc.	Common stock	3,000	3,000
Shopwell, Inc.	Common stock; Preferred Stock	100	1
Spring Lane Produce Corp.	Common Stock	100	100
Super Fresh Food Markets, Inc.	Common Stock	1,000	1,000
Super Fresh/Sav-A-Center, Inc.	Common Stock	1,000	1,000
Super Market Service Corp.	Common Stock	1,500	500
Super Plus Food Warehouse, Inc.	Common Stock	1,000	1,000
Supermarkets Oil Company, Inc.	Common Stock	1,000	100
The Old Wine Emporium of Westport, Inc.	Common Stock	500	100
The South Dakota Great Atlantic & Pacific Tea Company, Inc.	Common Stock	1,000	1,000
Tradewell Foods of Conn., Inc.	Common Stock	20	10
Upper Darby Stuart, LLC	Common Units	100	100
Waldbaum, Inc.	Preferred Stock; Class A Stock; Class B Stock	Preferred Stock: 1000000 Class A Stock: 12000000 Class B Stock: 7000000	1,000

It is anticipated that the capitalization table set forth above for the Guarantors will remain unchanged as of the Effective Date.

(b) Holders of Common Stock of the Company or the reorganized Company are entitled to one vote per share of common stock. Holders of Preferred Stock of the Company or the reorganized Company vote together with the holders of Common Stock and are entitled to such number of votes as the number of shares of Common Stock into which such Preferred Stock would be convertible at the time of the record date for any such vote. Holders of Convertible Third Lien Notes due 2018 will be entitled to vote on an as-converted basis.

Holders of membership interests of each Guarantor that is a limited liability company are entitled to one vote per each interest registered in such holder’s name. Holders of common stock of each Guarantor that is a corporation, with the exception of APW Supermarket Corporation, are entitled to one vote per each share registered in such holder’s name. Holders of Class B Common Stock of APW Supermarket Corporation are not entitled to vote, except as required by law.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions.

The Replacement Notes will be subject to the Indenture among the Company, the Guarantors and the trustee named therein (the “Trustee”). The following is a general description of certain provisions of the Indenture, and the description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C herewith. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture.

(a) Events of Default; Withholding of Notice.

The occurrence of any of the following events will constitute an Event of Default under the Indenture: (1) failure to pay interest (after a 30-day grace period), (2) failure to pay principal, (3) failure to comply with any covenants for a period of 45 days after notice, (4) involuntary or voluntary insolvency, (5) default under the collateral documents for a period of 45 days after notice and (6) an acceleration of the New Second Lien Notes (as defined in the Plan) upon an Event of Default (as defined in the indenture governing the New Second Lien Notes.

For so long as the New Second Lien Notes remain outstanding and have not been repaid or defeased in full in accordance with their terms, holders of Replacement Notes shall not be permitted to declare a default, accelerate indebtedness, or exercise remedies on account of the Replacement Notes unless and until an Event of Default (as defined in the indenture governing the New Second Lien Notes) has occurred under the New Second Lien Notes and the New Second Lien Notes have been accelerated in accordance with their terms.

Pursuant to Section 6.02 of the Indenture, if an Event of Default (other than an Event of Default arising from clause (4) listed above) shall have occurred and be continuing, then, subject to the restriction described in the preceding paragraph, the Trustee or the holders of not less than 25% in aggregate principal amount of the Replacement Notes then outstanding may declare to be immediately due and payable the entire principal amount of all the Replacement Notes then outstanding plus accrued interest to the date of acceleration. Notwithstanding the foregoing, if an Event of Default specified in clause (4) above occurs with respect to the Company, all outstanding Replacement Notes shall become due and payable immediately without further action, notice or declaration on the part of the Trustee or any holder.

If a Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to each holder of Replacement Notes notice of the Default within 90 days after it occurs.

(b) Authentication and Delivery of New Senior Notes; Application of Proceeds.

The Replacement Notes may be executed on behalf of the Company by any two Officers. The signature of these Officers on the Replacement Notes may be by facsimile or manual signature in the name and on behalf of the Company. A Replacement Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the Replacement Note has been authenticated under the Indenture. The Trustee shall, upon a written order of the Company signed by two Officers, authenticate the Replacement Notes for original issue. The Trustee may appoint an authenticating agent to authenticate the Replacement Notes. An authenticating agent may authenticate the Replacement Notes whenever the Trustee may do so.

The Replacement Notes will be issued only if the class of Second Lien Note Claims does not vote to accept the Plan and only to those holders of Second Lien Note Claims that actually elect to receive Replacement Notes in lieu of a cash payment on account of their allowed Second Lien Note Claims. As a result, the Company will not realize any proceeds from such issuance.

(c) Release of Collateral.

Pursuant to Section 11.03 of the Indenture, subject to certain subsections of Section 11.03 of the Indenture, Collateral may be released from the Lien and security interest created by the Collateral Documents at any time or from time to time in accordance with the provisions of the Collateral Documents or as provided in the Indenture. In addition, upon the request of the Company pursuant to an Officers’ Certificate certifying that all conditions precedent under the Indenture have been met, then (at the Company’s expense) the Collateral Agent shall release (or cause to be released) any Collateral permitted to be released pursuant to the Indenture or the Collateral Documents.

(d) Satisfaction and Discharge.

The Indenture will be discharged and will cease to be of further effect as to all outstanding Replacement Notes hereunder, and the Trustee, upon receipt from the Company of an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent to satisfaction and discharge have been satisfied, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when either

(1) all Replacement Notes that have been authenticated (except lost, stolen or destroyed Replacement Notes that have been replaced or paid and Replacement Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or

(2) (A) all Replacement Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Replacement Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption; (B) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound; (C) the Company or any Guarantor has paid or caused to be paid all sums payable by it under this Indenture and not provided for by the deposit required by clause (A) above; and (D) the Company has delivered irrevocable instructions to the Trustee under this Indenture to apply the deposited money toward the payment of the Replacement Notes at maturity or the redemption date, as the case may be.

(e) Evidence of Compliance with Conditions and Covenants.

The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate signed by the Company’s principal executive officer, principal financial officer or principal accounting officer stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing officer with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under this Indenture and further stating, as to the officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in this Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of this Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Replacement Notes is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.

The Company shall, so long as any of the Replacement Notes are outstanding, deliver to the Trustee, forthwith upon the Company or any Officer becoming aware of any Default or Event of Default, an Officers’ Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

9.	Other Obligors.

All of the Replacement Notes will be guaranteed by the Guarantors.

Contents of application for qualification. This application for qualification comprises:

(a) Pages numbered 1 to 14, consecutively.

(b) The statement of eligibility and qualification on Form T-1 of the trustee under the Indenture to be qualified (to be filed by amendment).

(c) The following exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee:

T3A-1	Articles of Amendment and Restatement to Amended and Restated Articles of Incorporation of The Great Atlantic & Pacific Tea Company, Inc. (incorporated herein by reference to Exhibit 3.1 to Form 8-K filed on November 8, 2007)

T3A-2*	Certificate of Incorporation of 2008 Broadway, Inc., as amended

T3A-3*	Certificate of Incorporation of AAL Realty Corporation

T3A-4*	Certificate of Incorporation of Adbrett Corporation

T3A-5*	Certificate of Incorporation of Amsterdam Trucking Corporation , as amended

T3A-6*	Certificate of Incorporation of APW Supermarket Corporation, as amended

T3A-7*	Certificate of Incorporation of APW Supermarkets, Inc.

T3A-8*	Restated Certificate of Incorporation of Bergen Street Pathmark, Inc.

T3A-9*	Articles of Incorporation of Best Cellars DC Inc.

T3A-10*	Restated Certificate of Incorporation of Best Cellars Inc., as amended

T3A-11*	Certificate of Incorporation of Best Cellars Licensing Corp.

T3A-12*	Articles of Organization of Best Cellars Massachusetts, Inc.

T3A-13*	Certificate of Incorporation of Best Cellars Va Inc., as amended

T3A-14*	Certificate of Incorporation of Bev, Ltd.

T3A-15*	Certificate of Incorporation of Borman’s, Inc., as amended

T3A-16*	Certificate of Incorporation of Bridge Stuart, Inc.

T3A-17*	Certificate of Incorporation of Clay-Park Realty Co., Inc., as amended

T3A-18*	Certificate of Incorporation of Compass Foods, Inc.

T3A-19*	Certificate of Formation of East Brunswick Stuart LLC, as amended

T3A-20*	Articles of Incorporation of Farmer Jack’s Of Ohio, Inc.

T3A-21*	Certificate of Incorporation of Food Basics, Inc.

T3A-22*	Certificate of Incorporation of Gramatan Foodtown Corp.

T3A-23*	Articles of Incorporation of Grape Finds Licensing Corp.

T3A-24*	Certificate of Incorporation of Greenlawn Land Development Corp.

T3A-25*	Certificate of Formation of Hopelawn Property I, Inc.

T3A-26*	Articles of Incorporation of Kohl’s Food Stores, Inc., as amended

T3A-27*	Certificate of Incorporation of Kwik Save Inc.

T3A-28*	Certificate of Formation of Lancaster Pike Stuart, LLC, as amended

T3A-29*	Certificate of Incorporation of LBRO Realty, Inc.

T3A-30*	Certificate of Incorporation of Lo-Lo Discount Stores, Inc., as amended

T3A-31*	Certificate of Formation of MacDade Boulevard Stuart, LLC, as amended

T3A-32*	Certificate of Incorporation of Mclean Avenue Plaza Corp., as amended

T3A-33*	Articles of Organization of Milik Service Company, LLC

T3A-34*	Certificate of Incorporation of Montvale Holdings, Inc.

T3A-35*	Certificate of Incorporation of North Jersey Properties, Inc. VI

T3A-36*	Certificate of Incorporation of Onpoint, Inc., as amended

T3A-37*	Amended and Restated Certificate of Incorporation of Pathmark Stores, Inc., as amended

T3A-38*	Certificate of Formation of Plainbridge, LLC, as amended

T3A-39*	Certificate of Incorporation of S E G Stores, Inc., as amended

T3A-40*	Restated Certificate of Incorporation of Shopwell, Inc., as amended

T3A-41*	Certificate of Incorporation of Spring Lane Produce Corp.

T3A-42*	Certificate of Incorporation of Super Fresh Food Markets, Inc., as amended

T3A-43*	Certificate of Incorporation of Super Fresh/Sav-A-Center, Inc., as amended

T3A-44*	Articles of Incorporation of Super Market Service Corp.

T3A-45*	Certificate of Incorporation of Super Plus Food Warehouse, Inc.

T3A-46*	Certificate of Incorporation of Supermarkets Oil Company, Inc.

T3A-47*	Certificate of Incorporation of The Old Wine Emporium of Westport, Inc., as amended

T3A-48*	Articles of Incorporation of The South Dakota Great Atlantic & Pacific Tea Company, Inc.

T3A-49*	Certificate of Incorporation of Tradewell Foods of Conn., Inc.

T3A-50*	Certificate of Formation of Upper Darby Stuart, LLC

T3A-51*	Restated Certificate of Incorporation of Waldbaum, Inc., as amended

T3B-1.1	By-Laws of The Great Atlantic & Pacific Tea Company, Inc., as amended and restated (incorporated herein by reference to Exhibit 3.1 to Form 8-K filed on August 5, 2009).

T3B-1.2	Articles Supplementary of 8% Cumulative Convertible Preferred Stock Series A-T, A-Y, B-T and B-Y of The Great Atlantic & Pacific Tea Company, Inc. (incorporated herein by reference to Exhibit 4.1 to Form 8-K filed on August 5, 2009).

T3B-2*	By-laws of 2008 Broadway, Inc.

T3B-3*	By-laws of AAL Realty Corporation

T3B-4*	By-laws of Adbrett Corporation

T3B-5*	By-laws of Amsterdam Trucking Corporation

T3B-6*	By-laws of APW Supermarket Corporation

T3B-7*	By-laws of APW Supermarkets, Inc.

T3B-8*	By-laws of Bergen Street Pathmark, Inc.

T3B-9*	Amended and Restated By-laws of Best Cellars DC Inc.

T3B-10*	By-laws of Best Cellars Inc.

T3B-11*	Amended and Restated By-laws of Best Cellars Licensing Corp.

T3B-12*	Amended and Restated By-laws of Best Cellars Massachusetts, Inc.

T3B-13*	Amended and Restated By-laws of Best Cellars Va Inc.

T3B-14*	Amended and Restated By-laws of Bev, Ltd.

T3B-15*	By-laws of Borman’s, Inc.

T3B-16*	By-laws of Bridge Stuart, Inc.

T3B-17*	By-laws of Clay-Park Realty Co., Inc.

T3B-18*	By Laws of Compass Foods, Inc., as amended and restated

T3B-19*	Operating Agreement of East Brunswick Stuart LLC

T3B-20*	By-laws of Food Basics, Inc.

T3B-21*	By-laws of Gramatan Foodtown Corp.

T3B-22*	By-laws of Grape Finds Licensing Corp.

T3B-23*	Bylaws of Hopelawn Property I, Inc.

T3B-24*	By-laws of Kohl’s Food Stores, Inc.

T3B-25*	By-laws of Kwik Save Inc., as amended

T3B-26*	Amended and Restated Operating Agreement of Lancaster Pike Stuart, LLC

T3B-27*	By-laws of LBRO Realty, Inc.

T3B-28*	By-laws of Lo-Lo Discount Stores, Inc., as amended

T3B-29*	MacDade Boulevard Stuart, LLC Operating Agreement

T3B-30*	By-laws of Mclean Avenue Plaza Corp.

T3B-31*	Limited Liability Company Agreement for Milik Service Company, LLC

T3B-32*	By-laws of Montvale Holdings, Inc.

T3B-33*	By-laws of North Jersey Properties, Inc. VI

T3B-34*	Bylaws of Onpoint, Inc.

T3B-35*	Amended and Restated By-laws of Pathmark Stores, Inc.

T3B-36*	Limited Liability Company Agreement of Plainbridge, LLC

T3B-37*	S E G Stores, Inc. By-laws, as amended

T3B-38*	Amended and Restated Bylaws of Shopwell, Inc.

T3B-39*	By-laws of Spring Lane Produce Corp.

T3B-40*	By-laws of Super Fresh Food Markets, Inc.

T3B-41*	By-laws of Super Fresh/Sav-A-Center, Inc.

T3B-42*	By-laws of Super Market Service Corp., as amended

T3B-43*	By-laws of Super Plus Food Warehouse, Inc.

T3B-44*	By-laws of Supermarkets Oil Company, Inc.

T3B-45*	By-laws of The Old Wine Emporium of Westport, Inc.

T3B-46*	By-laws of The South Dakota Great Atlantic & Pacific Tea Company, Inc.

T3B-47*	By-laws of Tradewell Foods of Conn., Inc.

T3B-48*	Amended and Restated Operating Agreement of Upper Darby Stuart, LLC

T3B-49*	By-laws of Waldbaum, Inc.

T3C**	Form of Indenture governing the Replacement Notes

T3D	[Not applicable.]

T3E-1*	Debtors’ Joint Plan of Reorganization Pursuant to Chapter 11 of the United States Bankruptcy Code, dated December 19, 2011.

T3E-2*	Debtors’ Disclosure Statement for the Debtors’ Joint Plan of Reorganization Pursuant to Chapter 11 of the United States Bankruptcy Code, dated December 19, 2011.

T3F**	Cross-reference sheet (Included in Exhibit T3C)

T3G**	Form T-1 qualifying the trustee under the Indenture to be qualified pursuant to this Form T-3.

*	Filed herewith
**	To be filed by amendment

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicants have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Montvale, and State of New Jersey, on the 13th day of January, 2012.

The Great Atlantic & Pacific Tea Co., Inc.

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	Senior Vice President, General Counsel and Corporate Secretary

2008 Broadway, Inc.

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	Vice President, Secretary and Director

AAL Realty Corporation

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	Vice President, Secretary and Director

Adbrett Corporation

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	Vice President, Secretary and Director

Amsterdam Trucking Corporation

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	Vice President, Secretary and Director

APW Supermarket Corporation

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	Vice President, Secretary and Director

APW Supermarkets, Inc.

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	Vice President, Secretary and Director

Bergen Street Pathmark, Inc.

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	Vice President, Secretary and Director

Best Cellars DC Inc.

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	President, Treasurer and Director

Best Cellars Inc.

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	President, Treasurer and Director

Best Cellars Licensing Corp.

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	President, Treasurer and Director

Best Cellars Massachusetts, Inc.

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	President, Treasurer and Director

Best Cellars Va Inc.

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	President, Treasurer and Director

Bev, Ltd.

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	Vice President, Secretary and Director

Borman’s, Inc.

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	Vice President, Secretary and Director

Bridge Stuart, Inc.

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	Vice President, Secretary and Director

Clay-Park Realty Co., Inc.

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	Vice President, Secretary and Director

Compass Foods, Inc.

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	Vice President, Secretary and Director

East Brunswick Stuart LLC

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	President, Secretary and Manager

Farmer Jack’s Of Ohio, Inc.

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	Vice President, Secretary and Director

Food Basics, Inc.

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	Vice President, Secretary and Director

Gramatan Foodtown Corp.

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	Vice President, Secretary and Director

Grape Finds Licensing Corp.

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	President and Director

Greenlawn Land Development Corp.

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	Vice President, Secretary and Director

Hopelawn Property I, Inc.

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	Vice President, Secretary and Director

Kohl’s Food Stores, Inc.

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	Vice President, Secretary and Director

Kwik Save Inc.

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	Vice President, Secretary and Director

Lancaster Pike Stuart, LLC

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	President, Secretary and Manager

LBRO Realty, Inc.

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	Vice President, Secretary and Director

Lo-Lo Discount Stores, Inc.

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	Vice President, Treasurer and Director

MacDade Boulevard Stuart, LLC

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	President, Secretary and Manager

Mclean Avenue Plaza Corp.

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	Vice President, Secretary and Director

Milik Service Company, Llc

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	President, Secretary and Manager

Montvale Holdings, Inc.

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	Vice President, Secretary and Director

North Jersey Properties, Inc. VI

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	President, Treasurer and Director

Onpoint, Inc.

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	President, Treasurer and Director

Pathmark Stores, Inc.

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	Vice President, Secretary and Director

Plainbridge, LLC

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	President, Secretary and Manager

S E G Stores, Inc.

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	Vice President, Secretary and Director

Shopwell, Inc.

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	Vice President, Secretary and Director

Spring Lane Produce Corp.

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	Vice President, Secretary and Director

Super Fresh Food Markets, Inc.

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	Vice President, Secretary and Director

Super Fresh/Sav-A-Center, Inc.

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	Vice President, Secretary and Director

Super Market Service Corp.

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	Vice President, Secretary and Director

Super Plus Food Warehouse, Inc.

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	Vice President, Secretary and Director

Supermarkets Oil Company, Inc.

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	Vice President, Secretary and Director

The Old Wine Emporium of Westport, Inc.

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	Secretary and Director

The South Dakota Great Atlantic & Pacific Tea Company, Inc.

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	Vice President, Secretary and Director

Tradewell Foods of Conn., Inc.

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	Vice President, Secretary and Director

Upper Darby Stuart, LLC

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	President, Treasurer and Director

Waldbaum, Inc.

By:	/s/ CHRISTOPHER MCGARRY
Name:	Christopher McGarry
Title:	Vice President, Secretary and Director

Attest:	/s/ JOAN ROENSCH
Name:	Joan Roensch

INDEX TO EXHIBITS

T3A-1	Articles of Amendment and Restatement to Amended and Restated Articles of Incorporation of The Great Atlantic & Pacific Tea Company, Inc. (incorporated herein by reference to Exhibit 3.1 to Form 8-K filed on November 8, 2007)

T3A-2*	Certificate of Incorporation of 2008 Broadway, Inc., as amended

T3A-3*	Certificate of Incorporation of AAL Realty Corporation

T3A-4*	Certificate of Incorporation of Adbrett Corporation

T3A-5*	Certificate of Incorporation of Amsterdam Trucking Corporation , as amended

T3A-6*	Certificate of Incorporation of APW Supermarket Corporation, as amended

T3A-7*	Certificate of Incorporation of APW Supermarkets, Inc.

T3A-8*	Restated Certificate of Incorporation of Bergen Street Pathmark, Inc.

T3A-9*	Articles of Incorporation of Best Cellars DC Inc.

T3A-10*	Restated Certificate of Incorporation of Best Cellars Inc., as amended

T3A-11*	Certificate of Incorporation of Best Cellars Licensing Corp.

T3A-12*	Articles of Organization of Best Cellars Massachusetts, Inc.

T3A-13*	Certificate of Incorporation of Best Cellars Va Inc., as amended

T3A-14*	Certificate of Incorporation of Bev, Ltd.

T3A-15*	Certificate of Incorporation of Borman’s, Inc., as amended

T3A-16*	Certificate of Incorporation of Bridge Stuart, Inc.

T3A-17*	Certificate of Incorporation of Clay-Park Realty Co., Inc., as amended

T3A-18*	Certificate of Incorporation of Compass Foods, Inc.

T3A-19*	Certificate of Formation of East Brunswick Stuart LLC, as amended

T3A-20*	Articles of Incorporation of Farmer Jack’s Of Ohio, Inc.

T3A-21*	Certificate of Incorporation of Food Basics, Inc.

T3A-22*	Certificate of Incorporation of Gramatan Foodtown Corp.

T3A-23*	Articles of Incorporation of Grape Finds Licensing Corp.

T3A-24*	Certificate of Incorporation of Greenlawn Land Development Corp.

T3A-25*	Certificate of Formation of Hopelawn Property I, Inc.

T3A-26*	Articles of Incorporation of Kohl’s Food Stores, Inc., as amended

T3A-27*	Certificate of Incorporation of Kwik Save Inc.

T3A-28*	Certificate of Formation of Lancaster Pike Stuart, LLC, as amended

T3A-29*	Certificate of Incorporation of LBRO Realty, Inc.

T3A-30*	Certificate of Incorporation of Lo-Lo Discount Stores, Inc., as amended

T3A-31*	Certificate of Formation of MacDade Boulevard Stuart, LLC, as amended

T3A-32*	Certificate of Incorporation of Mclean Avenue Plaza Corp., as amended

T3A-33*	Articles of Organization of Milik Service Company, LLC

T3A-34*	Certificate of Incorporation of Montvale Holdings, Inc.

T3A-35*	Certificate of Incorporation of North Jersey Properties, Inc. VI

T3A-36*	Certificate of Incorporation of Onpoint, Inc., as amended

T3A-37*	Amended and Restated Certificate of Incorporation of Pathmark Stores, Inc., as amended

T3A-38*	Certificate of Formation of Plainbridge, LLC, as amended

T3A-39*	Certificate of Incorporation of S E G Stores, Inc., as amended

T3A-40*	Restated Certificate of Incorporation of Shopwell, Inc., as amended

T3A-41*	Certificate of Incorporation of Spring Lane Produce Corp.

T3A-42*	Certificate of Incorporation of Super Fresh Food Markets, Inc., as amended

T3A-43*	Certificate of Incorporation of Super Fresh/Sav-A-Center, Inc., as amended

T3A-44*	Articles of Incorporation of Super Market Service Corp.

T3A-45*	Certificate of Incorporation of Super Plus Food Warehouse, Inc.

T3A-46*	Certificate of Incorporation of Supermarkets Oil Company, Inc.

T3A-47*	Certificate of Incorporation of The Old Wine Emporium of Westport, Inc., as amended

T3A-48*	Articles of Incorporation of The South Dakota Great Atlantic & Pacific Tea Company, Inc.

T3A-49*	Certificate of Incorporation of Tradewell Foods of Conn., Inc.

T3A-50*	Certificate of Formation of Upper Darby Stuart, LLC

T3A-51*	Restated Certificate of Incorporation of Waldbaum, Inc., as amended

T3B-1.1	By-Laws of The Great Atlantic & Pacific Tea Company, Inc., as amended and restated (incorporated herein by reference to Exhibit 3.1 to Form 8-K filed on August 5, 2009).

T3B-1.2	Articles Supplementary of 8% Cumulative Convertible Preferred Stock Series A-T, A-Y, B-T and B-Y of The Great Atlantic & Pacific Tea Company, Inc. (incorporated herein by reference to Exhibit 4.1 to Form 8-K filed on August 5, 2009).

T3B-2*	By-laws of 2008 Broadway, Inc.

T3B-3*	By-laws of AAL Realty Corporation

T3B-4*	By-laws of Adbrett Corporation

T3B-5*	By-laws of Amsterdam Trucking Corporation

T3B-6*	By-laws of APW Supermarket Corporation

T3B-7*	By-laws of APW Supermarkets, Inc.

T3B-8*	By-laws of Bergen Street Pathmark, Inc.

T3B-9*	Amended and Restated By-laws of Best Cellars DC Inc.

T3B-10*	By-laws of Best Cellars Inc.

T3B-11*	Amended and Restated By-laws of Best Cellars Licensing Corp.

T3B-12*	Amended and Restated By-laws of Best Cellars Massachusetts, Inc.

T3B-13*	Amended and Restated By-laws of Best Cellars Va Inc.

T3B-14*	Amended and Restated By-laws of Bev, Ltd.

T3B-15*	By-laws of Borman’s, Inc.

T3B-16*	By-laws of Bridge Stuart, Inc.

T3B-17*	By-laws of Clay-Park Realty Co., Inc.

T3B-18*	By Laws of Compass Foods, Inc., as amended and restated

T3B-19*	Operating Agreement of East Brunswick Stuart LLC

T3B-20*	By-laws of Food Basics, Inc.

T3B-21*	By-laws of Gramatan Foodtown Corp.

T3B-22*	By-laws of Grape Finds Licensing Corp.

T3B-23*	Bylaws of Hopelawn Property I, Inc.

T3B-24*	By-laws of Kohl’s Food Stores, Inc.

T3B-25*	By-laws of Kwik Save Inc., as amended

T3B-26*	Amended and Restated Operating Agreement of Lancaster Pike Stuart, LLC

T3B-27*	By-laws of LBRO Realty, Inc.

T3B-28*	By-laws of Lo-Lo Discount Stores, Inc., as amended

T3B-29*	MacDade Boulevard Stuart, LLC Operating Agreement

T3B-30*	By-laws of Mclean Avenue Plaza Corp.

T3B-31*	Limited Liability Company Agreement for Milik Service Company, LLC

T3B-32*	By-laws of Montvale Holdings, Inc.

T3B-33*	By-laws of North Jersey Properties, Inc. VI

T3B-34*	Bylaws of Onpoint, Inc.

T3B-35*	Amended and Restated By-laws of Pathmark Stores, Inc.

T3B-36*	Limited Liability Company Agreement of Plainbridge, LLC

T3B-37*	S E G Stores, Inc. By-laws, as amended

T3B-38*	Amended and Restated Bylaws of Shopwell, Inc.

T3B-39*	By-laws of Spring Lane Produce Corp.

T3B-40*	By-laws of Super Fresh Food Markets, Inc.

T3B-41*	By-laws of Super Fresh/Sav-A-Center, Inc.

T3B-42*	By-laws of Super Market Service Corp., as amended

T3B-43*	By-laws of Super Plus Food Warehouse, Inc.

T3B-44*	By-laws of Supermarkets Oil Company, Inc.

T3B-45*	By-laws of The Old Wine Emporium of Westport, Inc.

T3B-46*	By-laws of The South Dakota Great Atlantic & Pacific Tea Company, Inc.

T3B-47*	By-laws of Tradewell Foods of Conn., Inc.

T3B-48*	Amended and Restated Operating Agreement of Upper Darby Stuart, LLC

T3B-49*	By-laws of Waldbaum, Inc.

T3C**	Form of Indenture governing the Replacement Notes

T3D	[Not applicable.]

T3E-1*	Debtors’ Joint Plan of Reorganization Pursuant to Chapter 11 of the United States Bankruptcy Code, dated December 19, 2011.

T3E-2*	Debtors’ Disclosure Statement for the Debtors’ Joint Plan of Reorganization Pursuant to Chapter 11 of the United States Bankruptcy Code, dated December 19, 2011.

T3F**	Cross-reference sheet (Included in Exhibit T3C)

T3G**	Form T-1 qualifying the trustee under the Indenture to be qualified pursuant to this Form T-3.

*	Filed herewith
**	To be filed by amendment